ASIA GREEN AGRICULTURE CORPORATION
Shuinan Industrial Area
Songxi County
Fujian Province 353500, China

July 13, 2011

VIA EDGAR

Securities and Exchange Commission,
100 F Street N.E.
Washington, DC 20549
Attn: John Reynolds

Re:	Asia Green Agriculture Corporation Registration Statement on Form S-1 File No. 333-169486

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Asia Green Agriculture Corporation, a Nevada corporation (the “Company”) hereby requests that the effectiveness of the Company's Registration Statement on Form S-1 (File No. 333-169486), be accelerated to 9:30 a.m. on Friday, July 15, 2011, or as soon thereafter as practicable.

The Registrant acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Asia Green Agriculture Corporation

By /s/ Zhan Youdai
Zhan Youdai
Chief Executive Officer